OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Katama Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6250 Shiloh Road, Suite 30-3
(No. and Street)

Alpharetta	GA	30005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ralph Daiuto, Jr.	(917) 363-6789	rdaiuto@katama.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Daiuto, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Katama Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KATAMA SECURITIES, LLC
(A wholly owned subsidiary of Katama Holdings, LLC)
(SEC I.D. No. 8-65708)

Statement of Financial Condition
For the year ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of Katama Securities, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Katama Securities, LLC as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Katama Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Katama Securities, LLC's management. My responsibility is to express an opinion on Katama Securities, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Katama Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as Katama Securities, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
March 20, 2026

KATAMA SECURITIES, LLC

Statement of Financial Condition

December 31, 2025

ASSETS		
Cash	$	38,104
Receivables from brokers, dealers		104,850
Prepaid deposits and expenses		6,081
TOTAL ASSETS	$	149,035
Accounts payable, accrued expenses and other liabilities		9,865
TOTAL LIABILITIES	$	9,865
Commitments and contingencies (Note 11)		-
MEMBER EQUITY		139,170
TOTAL LIABILITIES AND MEMBER EQUITY	$	149,035

The accompanying notes are an integral part of these financial statements.

KATAMA SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

1. **Organization and Nature of Business**

   Katama Securities, LLC (the "Company"), formerly known as Stanwich Advisors, LLC, is a limited liability company organized under the laws of the State of Florida. In February 2025, Katama Holdings, LLC (the "Parent") acquired 100% of the membership interests of the Company. The change in ownership had no significant impact on the Company's operations or business activities.

   The Company operates as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services, private placement of securities and engages in commission-sharing arrangements with unaffiliated broker-dealers in connection with its investment banking activities. All of these activities are conducted within a single line of business.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   In accordance with U.S. GAAP, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in a single bank deposit account which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

KATAMA SECURITIES, LLC
Notes to the Financial Statements
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Receivables from Brokers, Dealers

Receivables from brokers and dealers consist primarily of amounts due under commission-sharing agreements with other broker-dealers in connection with the Company's investment banking activities. Under these arrangements, the Company earns commissions upon the successful closing of the related transaction. The Company's performance obligation is satisfied at the closing of the underlying transaction, at which point revenue is recognized and the receivable is recorded in accordance with the terms of the applicable agreement.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company evaluates each of its tax positions to determine if it is "more likely than not" to be sustained upon examination by the applicable taxing authority. Tax positions not meeting this threshold would be recorded as a tax expense and liability in the current period.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended December 31, 2025. Any tax returns for the years ended December 31, 2022 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

KATAMA SECURITIES, LLC
Notes to the Financial Statements
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Current Expected Credit Losses

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company's financial assets consist primarily of cash and accounts receivable. Based on the nature of the Company's financial assets and its historical experience, management has determined that credit risk is minimal. Accordingly, no allowance for credit losses has been recorded as of December 31, 2025.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Advisory Fees

The Company recognizes consulting and advisory fees upon completion of the services as specified in the applicable agreements. Such agreements define the related compensation and scope of services, which may include marketplace analysis, preparation of required placement memoranda, market presentations and initial investor introductions. Revenue is recognized when services are satisfied. Success fees are earned and recognized when the deal has successfully closed, at which point the Company has fulfilled its performance obligations. Fees subject to reclamation are recorded as deferred revenue until all reclamation conditions are met.

Commission Sharing Revenue

The Company participates in commission-sharing agreements with other broker-dealers related to its investment banking activities. Under these arrangements, the Company's performance obligation is satisfied upon the closing of the underlying transaction. Revenue is recognized on the transaction closing date, when the transaction is completed in accordance with the terms of the agreement.

Segment Reporting

The FASB issued ASU 2023-07 *Segment Reporting – Topic 280*, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 8 to the financial statements.

KATAMA SECURITIES, LLC
Notes to the Financial Statements
For the year ended December 31, 2025

3. Receivables from Brokers, Dealers

At December 31, 2025, receivables from brokers and dealers totaled $104,850, as reported in the Statement of Financial Condition, and consist of amounts due from other broker-dealers under commission-sharing agreements related to investment banking transactions that closed prior to year end. Management has evaluated these receivables for collectability and believes they are fully collectible; accordingly, no allowance for credit losses has been recorded as of December 31, 2025.

4. Prepaid Deposits and Expenses

Prepaid deposits and expenses represent advance payments made for future goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2025, the Company's prepaid deposits and expenses totaled $6,081 and is disclosed in the Statement of Financial Condition.

5. Occupancy

The Company has entered into a sub-lease agreement for office space. The sub-lease is on a month-to-month basis and may be terminated by either party. As of December 31, 2025, no amounts were outstanding under this agreement.

6. Net Capital and Exemption Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1. At December 31, 2025, the Company had net capital of $30,336 which was $25,336 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 32.52%.

The Company does not claim an exemption from Securities Exchange Act Rule 15c3-3 ("Customer Protection Rule"). The Company relies on Footnote 74 of the 2013 Release to the Securities Exchange Act to comply with the provisions of Rule 15c3-3. Under this guidance, the Company does not carry accounts of customers or hold customer funds or securities, thereby meeting the requirements of the Rule.

During the year ended December 31, 2025, the Company received $30,000 in capital contributions from the Parent. Pursuant to regulatory requirements, these funds may not be withdrawn for one year from the date of contribution without prior written authorization from FINRA.

7. Segment Reporting

The Company operates as a securities broker-dealer in a single line of business, offering services including private placements of securities, investment banking, and commission sharing. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

KATAMA SECURITIES, LLC
Notes to the Financial Statements
For the year ended December 31, 2025

7. **Segment Reporting, continued**

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. **Subordinated Liabilities**

As of December 31, 2025, the Company had no liabilities subordinate to the claims of general creditors at the start, throughout, or at the end year.

9. **Concentrations of Credit Risks**

The Company maintains cash balances at a single depository bank insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Balances exceeding the FDIC-insured limit, if any, are exposed to credit risk. During the year, cash balances may have exceeded the insured limit; however, as of December 31, 2025, all cash balances were within the FDIC-insured limit.

The Company occasionally has accounts receivable from clients related to advisory services or shared commission arrangements. While the Company considers the risk of uncollectible accounts to be minimal, it continually monitors the financial stability and creditworthiness of its clients. The Company evaluates receivables on an ongoing basis and records an allowance for doubtful accounts when management determines that collectability is uncertain. Changes in market conditions, client financial difficulties, or other unforeseen events could result in additional credit losses, which could have a material impact on the Company's financial position or results of operations.

The Company derives its revenue from a limited number of clients. During the year ended December 31, 2025, two client engagements accounted for 100% of revenue, creating concentration-related credit risk. The Company mitigates this risk by assessing the financial stability and creditworthiness of its major clients and monitoring accounts receivable for potential collectability issues.

10. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

KATAMA SECURITIES, LLC
Notes to the Financial Statements
For the year ended December 31, 2025

10. **Commitments and Contingencies, continued**

    The Company had no lease or equipment rental commitments (other than as disclosed in Note 5), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

11. **Subsequent Events**

    Management has evaluated all events or transactions that occurred after December 31, 2025 through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.